Free Writing Prospectus	Filed pursuant to Rule 433
Filed on February 15, 2017	Registration Statement Nos. 333-206800 and 333-161148

Oesterreichische Kontrollbank Aktiengesellschaft

US$100,000,000 Reopening of Floating Rate Guaranteed Global Notes due 2019

FINAL TERM SHEET

February 15, 2017

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Issuer Rating:	AA+ (stable) by Standard & Poor’s Ratings Services and Aa1 (stable) by Moody’s Investors Service[1]

Principal Amount:	US$100,000,000

The notes offered hereby constitute a further issuance of, and will be consolidated with, the US$600,000,000 principal amount of Floating Rate Guaranteed Global Notes due 2019 issued November 4, 2016. Upon completion of this offering the aggregate principal amount of notes outstanding will be US$700,000,000.

Pricing Date:	February 15, 2017

Closing Date:	February 23, 2017 (T+5)

Maturity Date:	November 4, 2019

Redemption Price at Maturity:	100.000%

Interest Rate:	3-Month USD LIBOR plus a margin of 0.16% per annum.

Interest on the notes will be payable in arrears on each Interest Payment Date. The rate of interest for each Interest Period will be determined by the Calculation Agent on the applicable Interest Determination Date.

3-Month USD LIBOR:	The rate, as determined by the Calculation Agent, for deposits in U.S. dollars having a designated maturity of three months that appears on Reuters page LIBOR01 (or such other page as may replace such page from time to time) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

If, at such time, Reuters page LIBOR01 (or such other page as may replace such page from time to time) is not available or if no such rate appears, the reference rate for the determination of the rate of interest for the relevant Interest Period (the “Reference Rate”) will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (the “Reference Banks”) at approximately 11:00 a.m., London time, on that Interest Determination Date to prime banks in the London interbank market for a period of the Designated Maturity, commencing on the first London Banking Day of the relevant Interest Period, and in a Representative Amount. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Reference Rate for the relevant Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the Reference Rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on that Interest Determination Date for loans in U.S. dollars to leading European banks for a period of the Designated Maturity, commencing on the first London Banking Day of the relevant Interest Period, and in a Representative Amount.

“Designated Maturity” means three months.

“London Banking Day” means any day, other than a Saturday or Sunday, on which credit institutions are open for business in London.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Interest Payment Dates:	February 4, May 4, August 4 and November 4 of each year

First Interest Payment Date:	The first Interest Payment Date for the notes issued in the reopening will be May 4, 2017.

Interest Determination Dates:	The second London Banking Day immediately preceding the first day of the relevant Interest Period.

Interest Periods:	The first Interest Period for the notes issued in the reopening will be the period from and including February 6, 2017 (the first Interest Payment Date for the initial issuance) to but excluding May 4, 2017. The subsequent Interest Periods will be the periods from and including each Interest Payment Date to but excluding the next following Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Day Count Fraction:	Actual/360 ISDA

Price to Public/Issue Price:	100.184% (plus accrued interest from and including February 6, 2017 to but excluding the settlement date)

Underwriting Commissions:	0.027%

Proceeds to OeKB:	100.157% (plus accrued interest from and including February 6, 2017 to but excluding the settlement date)

Format:	Registered global notes

Denominations:	US$1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Business Day Convention:	Modified following, adjusted

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Calculation Agent:	Deutsche Bank Trust Company Americas

Lead Manager:	Deutsche Bank AG, London Branch

ISIN:	US676167BT51

CUSIP:	676167 BT5

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

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UNITED STATES TAXATION

For a more detailed discussion of the United States federal income tax consequences with respect to the notes, prospective investors should carefully consider the discussion set forth in the prospectus and other documents the issuer has filed with the SEC.

Qualified Reopening

The notes offered hereby will be issued in a “qualified reopening” of the Floating Rate Guaranteed Global Notes due 2019 issued November 4, 2016 for U.S. federal income tax purposes. Accordingly, the notes offered hereby will be considered to have the same issue date and issue price as the Floating Rate Guaranteed Global Notes due 2019 issued November 4, 2016 for U.S. federal income tax purposes.

Pre-issuance Accrued Interest

A portion of the price paid for the notes offered hereby is allocable to interest that accrued prior to the date such notes were purchased (the “pre-issuance accrued interest”). On the first interest payment date, a portion of the interest received in an amount equal to the pre-issuance accrued interest generally will be treated as a return of the pre-issuance accrued interest and not as a payment of interest on such notes. The amount treated as a return of pre-issuance accrued interest is not taxable when received but reduces the investor’s tax basis in such notes by a corresponding amount (in the same manner as would a payment of principal).

Amortizable Bond Premium

For U.S. federal income tax purposes, the notes offered hereby will be considered to be issued at par, even though, considered separately, such notes will be issued at a premium equal to the excess of the offering price of such notes (excluding pre-issuance accrued interest) over their principal amount.

Generally, a holder that is a “United States Holder” (as defined in the prospectus) may elect to amortize such premium as an offset to stated interest income in respect of the notes offered hereby, using a constant yield method prescribed under applicable Treasury regulations, over the remaining term of such notes, subject to certain limitations. If a United States Holder elects to amortize the premium, such United States Holder must reduce the basis in such notes by the amount of the amortization deductions allowable for the premium for the relevant accrual period.

If a United States Holder makes an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that it owns at the beginning of the first taxable year to which the election applies, and to all debt instruments that it thereafter acquires. A United States Holder may not revoke an election to amortize bond premium without the consent of the Internal Revenue Service. If a United States Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss that would otherwise be recognized on disposition of the notes offered hereby.

The rules relating to amortizable bond premium, the determination of the accrual period for any such premium and the effect of an election to amortize bond premium are complex, and prospective investors should consult their own tax advisor regarding the application of these rules in their particular circumstances.

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It is expected that delivery of the securities will be made against payment on or about February 23, 2017, which will be the fifth business day following the date of pricing of the securities (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of securities who wish to trade securities on the date of pricing or the next business day should consult their own advisors.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312515346603/d77387dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank AG, London Branch toll-free at 1-800-503-4611.

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